Exhibit (d)(50)

AMENDMENT TO THE INVESTMENT MANAGEMENT AGREEMENT FOR THE
TIAA-CREF SOCIAL CHOICE BOND FUND

          AMENDMENT, dated July 17, 2012, to the Amended and Restated Investment Management Agreement dated January 2, 2012 (the “Agreement”), as amended, by and between TIAA-CREF Funds (the “Trust”) and Teachers Advisors, Inc. (“Advisors”).

          WHEREAS, the Trust has established an additional series, the TIAA-CREF Social Choice Bond Fund (the “Fund”), for which the Trust would like Advisors to serve as investment manager pursuant to the terms of the Agreement between the Trust and Advisors, whereby Advisors provides investment management services to series of the Trust for a fee;

          NOW, THEREFORE, in consideration of the promises and the mutual covenants herein contained, the Trust and Advisors hereby agree to amend the Agreement as follows:

1.	The following Fund shall be subject to the terms and provisions of the Agreement:

Social Choice Bond Fund

2.	The following shall be added to Appendix A of the Agreement:

Social Choice Bond Fund

Assets Under Management (Billions	Fee Rate (average daily net assets)

$0.0—$1.0	0.35%
Over $1.0—$2.5	0.34%
Over $2.5—$4.0	0.33%
Over $4.0	0.32%

          IN WITNESS WHEREOF, the Trust and Advisors have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers on the day and year first written above.

TIAA-CREF FUNDS

By:
Title: TEACHERS ADVISORS, INC.

By:
Title: